EXHIBIT 12.1

                                              SENIOR HOUSING PROPERTIES TRUST
                                     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                   (Dollars in thousands)


                                                Nine
                                               Months                         Year Ended December 31,
                                                Ended    -----------------------------------------------------------------
                                              September      2000         1999         1998         1997         1996
                                               30, 2001
                                             -----------------------------------------------------------------------------

  Earnings:
  Net income                                    $11,108       $58,437      $14,834      $46,236      $44,723      $36,441
  Fixed charges                                   5,649        15,366       18,768       19,293       16,958       14,719
                                             -----------------------------------------------------------------------------
  Adjusted Earnings                             $16,757       $73,803      $33,602      $65,529      $61,681      $51,160
                                             =============================================================================

  Fixed Charges:
  Interest expense                               $4,900       $15,366      $18,768      $19,293      $16,958      $14,719
  Distributions of Trust Preferred
     Securities                                     749            --           --           --           --           --
                                             -----------------------------------------------------------------------------
  Total Fixed Charges                            $5,649       $15,366      $18,768      $19,293      $16,958      $14,719
                                             =============================================================================

  Ratio of Earnings to Fixed Charges               3.0x          4.8x         1.8x         3.4x         3.6x         3.5x
                                             =============================================================================

         Senior Housing Properties Trust ("Senior Housing"), was organized on December 16, 1998, as a 100% owned subsidiary of HRPT Properties Trust ("HRPT"). On October 12, 1999, HRPT distributed 50.7% of its ownership in Senior Housing to HRPT shareholders (the "Spin-Off"). This computation of earnings to fixed charges is presented as if Senior Housing and its subsidiaries were a consolidated company separate from HRPT prior to the Spin-Off, although no such separate company existed until October 12, 1999. Interest expense was allocated based on HRPT's historical interest expense as a percentage of HRPT's average historical costs of real estate investments.

         The ratios of earnings to fixed charges presented above were computed by dividing Senior Housing's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to net income. Fixed charges consist of interest costs, whether expensed or capitalized, and any interest component of capitalized lease expense, amortization of debt discounts and deferred financing costs, whether expensed or capitalized, and distributions on trust preferred securities.

         As of September 30, 2001, Senior Housing had not issued any preferred shares, and so the ratio of earnings to combined fixed charges and preferred shares distributions are the same as the ratios of earnings to fixed charges presented above.